    As filed with the Securities and Exchange Commission on December 8, 1999.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  ------------
                                 Schedule 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (Amendment No. 1)
                                  ------------
                              TB WOOD'S CORPORATION
                                (Name of Issuer)
                              TB WOOD'S CORPORATION
                      (Name of Person(s) Filing Statement)
                     Common Stock, par Value $.01 Per Share
                         (Title of Class of Securities)
                                    872226105
                      (CUSIP Number of Class of Securities)

                                  ------------
                              Thomas F. Tatarczuch
                              TB Wood's Corporation
                             440 North Fifth Avenue
                        Chambersburg, Pennsylvania 17201
                                 (717) 264-7161
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  ------------

                                    Copy to:
                             David E. Schulman, Esq.
                             Dechert Price & Rhoads
                                1717 Arch Street
                            4000 Bell Atlantic Tower
                        Philadelphia, Pennsylvania 19103
                                 (215) 994-4000
                                  ------------
                                November 12, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                   ------------

                         CALCULATION OF REGISTRATION FEE
================================================================================
              Transaction Valuation*              Amount of Filing Fee**
--------------------------------------------------------------------------------
                         $5,000,000                      $1,000.00
================================================================================
* For the purpose of calculating the filing fee only, this amount is based on the purchase of 400,000 shares of Common Stock, par value $.01 per share, of TB Wood's Corporation at $12.50 per share.
** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

                                  ------------
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $1,000.00        Filing party:  TB Wood's Corporation
Form or Registration No.:  Schedule 13E-4   Date Filed:    November 12, 1999
================================================================================

     This Amendment No. 1 (this "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on November 12, 1999 (the "Schedule 13E-4") which relates to the offer by TB Wood's Corporation, a Delaware corporation (the "Company" or the "Issuer"), to purchase up to 400,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.01 per share, at prices not in excess of $12.50 nor less than $9.00 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares (defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1999 (the "Offer to Purchase") and in the related letter of transmittal ("Letter of Transmittal") (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities and Exchange Act of 1934, as amended.

     The Summary paragraph titled "Position of the Company and its Board of Directors" is amended and restated as follows:

Position of the Company and
   its Board of Directors...............................     Neither the Company nor its Board of Directors makes any
                                                             recommendation to stockholders as to whether to tender or
                                                             refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender and the price or prices at which such
                                                             Shares should be tendered. The Company has been advised that certain of its directors and executive officers may tender
                                                             Shares pursuant to the Offer. Thomas C. Foley, the Company's
                                                             Chairman and principal stockholder, has advised the Company that he does not intend to tender Shares pursuant to the
                                                             Offer and that on November 9, 1999 he entered into an option agreement with a third person, Mr. C. Sean Day, granting him a right to purchase 275,000 Shares of Common Stock from Mr.
                                                             Foley at a purchase price that is $.05 per Share less than the final per Share purchase price to be paid by the Company for Shares tendered into and accepted for payment pursuant to the Offer (but in no event less than $8.95 per Share). Mr. Day has advised the Company that he currently intends to tender 275,000
                                                             Shares into the Offer at a price of $9.00 per Share. See Section 10.

ITEM 1. SECURITY AND ISSUER, SECTION (b), ITEM 4. INTEREST IN SECURITIES OF THE ISSUER and ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES are amended as follows:

     (a) The information set forth in the "Introduction" to the Offer to Purchase is amended and restated in its entirety as follows:

To the Holders of Common Stock
of TB Wood's Corporation:

                                  INTRODUCTION

     TB Wood's Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares (the "Shares") of its Common Stock, par value $.01 per share (the "Common Stock"), to the Company at prices not in excess of $12.50 nor less than $9.00 per Share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares, upon the terms and subject to the conditions set forth herein and in the related letter of transmittal (the "Letter of Transmittal") (which, as amended or supplemented from time to time, together constitute the "Offer").

     The Company will, upon the terms and subject to the conditions of the Offer, determine the single per Share price, not in excess of $12.50 nor less than $9.00 per Share, net to the seller in cash, without interest thereon (the "Purchase Price"), that it will pay for Shares properly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 400,000 Shares (or such lesser number of Shares as are properly tendered at prices not in excess of $12.50 nor less than $9.00 per Share). All Shares properly tendered prior to the Expiration Date (as defined in Section 1) at prices at or below the Purchase Price and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provisions. All Shares purchased pursuant to the Offer will be purchased for the same Purchase Price, which will be the highest price paid for any Shares accepted in the Offer. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned at the Company's expense to the stockholders who tendered such Shares. The Company reserves the right, in its sole discretion, to purchase more than 400,000 Shares pursuant to the Offer. See
Section 14.

     THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     The Board of Directors of the Company has approved the Offer. However, neither the Company nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered. The Company has been advised that Michael L. Hurt, Jean-Pierre Conte, Carl Christenson, Harold Coder, David Halleen and Michael Iversen, directors or executive officers of the Company, intend to tender Shares pursuant to the Offer. Michael L. Hurt, Jean-Pierre Conte, Carl Christenson, Harold Coder, David Halleen and Michael Iversen are the beneficial owners of 128,821 Shares, 81,922 Shares, 22,154 Shares, 17,260 Shares, 18,790 Shares and 29,972 Shares, respectively, of which they intend to tender 29,994 Shares, 30,000 Shares, 4,000 Shares, 3,618 Shares, 2,496 Shares and 3,750 Shares, respectively. Thomas C. Foley, the Company's Chairman and controlling stockholder has advised the Company that he does not intend to tender any Shares into the Offer and that on November 9, 1999 he entered into an option agreement (the "Option Agreement") with Mr. C. Sean Day (the "Option Holder"). Pursuant to the Option Agreement, the Option Holder has the option to purchase up to 275,000 Shares from Mr. Foley at a purchase price that is $ .05 per Share less than the final per Share Purchase Price to be paid by the Company for Shares tendered into and accepted for payment pursuant to the Offer (but in no event less than $8.95 per Share). The Option Holder has advised the Company that he currently intends to tender 275,000 Shares into the Offer at a price of $9.00 per Share. As of November 11, 1999, Mr. Foley beneficially owned 2,698,658 Shares representing approximately 44.6% of the outstanding Shares (calculated on a fully diluted basis). See
Section 10.

     Upon the terms and subject to the conditions of the Offer, if at the Expiration Date more than 400,000 Shares (or such greater number of Shares as the Company may elect to purchase) are properly tendered at or below the Purchase Price and not properly withdrawn, the Company will buy Shares on a pro rata basis from all stockholders who properly tender Shares at prices at or below the Purchase Price (and do not properly withdraw them prior to the expiration of the Offer). See Section 1.

     The Purchase Price will be paid net to the tendering stockholder in cash, without interest thereon, for all Shares purchased. Tendering stockholders who hold Shares in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 2 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through the brokers or banks and not directly to the Depositary. However, any tendering stockholder or other payee who fails to complete, sign and return to the Depositary the Substitute Form W-9 that is included as part of the Letter of Transmittal may be subject to required United States Federal Income Tax Backup Withholding of 31% of the gross proceeds payable to the tendering stockholder or other payee pursuant to the Offer. See Section 3. The Company will pay all fees and expenses of American Stock Transfer & Trust Company (the "Depositary") and MacKenzie Partners, Inc. (the "Information Agent") incurred in connection with the Offer. See Section 15.

     The Board of Directors determined that an offer to repurchase Shares directly from the Company's stockholders pursuant to this Offer would be in the best interests of the Company and its stockholders. The Board of Directors believes that the purchase of Shares at this time is consistent with the Company's long term corporate goal of seeking to increase stockholder value. In addition, the Offer will provide the Company's stockholders an opportunity to sell a portion of their Shares which may not be available to stockholders based upon the current market conditions applicable to trading in the Company's Shares. See Section 2.

     The Offer provides stockholders who are considering a sale of all or a portion of their Shares with the opportunity to determine the price or prices (not in excess of $12.50 nor less than $9.00 per Share) at which they are willing to sell their Shares and, subject to the terms and conditions of the Offer, to sell those Shares for cash without, where Shares are tendered by the registered owner thereof directly to the Depositary, the usual transaction costs associated with open market sales. In addition, the Offer may give stockholders the opportunity to sell at prices greater than market prices prevailing prior to the announcement of the Offer. The Offer also allows stockholders to sell only a portion of their Shares while retaining a continuing equity interest in the Company. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company, and thus the Company's future earnings and assets, subject to the Company's right to issue additional Shares and other equity securities in the future. In determining whether to tender Shares pursuant to the Offer, stockholders should consider the possibility that they may be able to sell their Shares in the future on the NYSE or otherwise, including in connection with a sale of the Company, at a net price higher than the Purchase Price. See Section 2. The Company can give no assurance, however, as to the price at which a stockholder may be able to sell non-tendered Shares in the future or whether a sale of the Company may occur in the future.

     As of November 11, 1999, the Company had 5,862,228 issued and outstanding Shares, 25,470 Shares held in treasury and had reserved 500,000 Shares for issuance upon exercise of outstanding stock options ("Options") under the Company's stock option plans and certain stock option agreements which the Company has entered into with certain of its executive officers (collectively the "Option Plans"). The 400,000 Shares that the Company is offering to purchase pursuant to the Offer represent approximately 6.8% of the Company's Shares outstanding on November 11, 1999 (approximately 6.6% assuming exercise of outstanding exercisable Options). The Shares are listed and traded on the NYSE under the symbol "TBW." On November 11, 1999, the last full trading day on the NYSE prior to the announcement of the Offer, the closing per Share sales price as reported on the NYSE Composite Tape was $9 1/16. Stockholders are urged to obtain current market quotations for the Shares. See Section 7.

     (b) The information set forth in Section 10 of the Offer to Purchase is hereby amended and restated as follows:

     10. Interest of Directors and Officers and Principal Stockholder; Transactions and Arrangements Concerning Shares.

     As of November 11, 1999, the Company had 5,862,228 issued and outstanding Shares, 25,470 Shares held in treasury and had reserved 500,000 Shares for issuance upon exercise of outstanding Options. The 400,000 Shares that the Company is offering to purchase represents approximately 6.8% of the Shares outstanding on November 11, 1999 (approximately 6.6% assuming exercise of outstanding exercisable Options).

     As of November 11, 1999, the Company's directors and executive officers as a group (17 persons) beneficially owned an aggregate of 3,153,457 Shares representing approximately 52.1% of the outstanding Shares, assuming the exercise by such persons of their Options exercisable within 60 days of such date. Michael L. Hurt, Jean-Pierre Conte, Carl Christenson, Harold Coder, David Halleen and Michael Iversen, who are executive officers or directors of the Company, have each advised the Company that he intends to tender Shares pursuant to the Offer. Michael L. Hurt, Jean-Pierre Conte, Carl Christenson, Harold Coder, David Halleen and Michael Iversen, are the beneficial owners of 128,821 Shares, 81,922 Shares, 22,154 Shares, 17,260 Shares, 18,790 Shares and 29,972
Shares, respectively, of which they intend to tender 29,994 Shares, 30,000 Shares, 4,000 Shares, 3,618 Shares, 2,496 Shares and 3,750 Shares, respectively. If the Company purchases 400,000 Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, assuming no Shares were tendered by the executive officers and directors or holders of options granted by any of the executive officers and directors the Company's executive officers and directors as a group would own beneficially approximately 55.8% of the outstanding Shares immediately after the Offer, assuming the exercise by such persons of their Options exercisable within 60 days of such date. If the Company purchases 400,000 Shares pursuant to the Offer, then after the purchase of Shares pursuant to the Offer, assuming that all 73,858 Shares tendered by the executive officers and directors as set forth above and any shares beneficially owned by holders of options granted by any of the executive officers and directors are purchased pursuant to the Offer, the executive officers and directors as a group would own beneficially approximately 49.6% of the outstanding Shares immediately after the Offer, assuming the exercise by such persons of their Options exercisable within 60 days of such date. See paragraph immediately below regarding option granted by the Company's Chairman.

     Thomas C. Foley, the Company's Chairman and controlling stockholder has advised the Company that he does not intend to tender any Shares into the Offer and that on November 9, 1999 he entered into an option agreement (the "Option Agreement") with, Mr. C. Sean Day (the "Option Holder"). Pursuant to the Option Agreement, the Option Holder has the option to purchase up to 275,000 Shares from Mr. Foley at a purchase price that is $ .05 per Share less than the final per Share Purchase Price to be paid by the Company for Shares tendered into and accepted for payment pursuant to the Offer. The Option Holder has advised the Company that it currently intends to tender 275,000 Shares into the Offer at a price of $9.00 per Share (but in no event less than $8.95 per Share). As of November 11, 1999, Mr. Foley beneficially owned 2,698,658 Shares representing approximately 44.6% of the outstanding Shares (calculated on a fully-diluted basis).

     Based on the Company's records and on information provided to the Company by its directors, executive officers and subsidiaries, neither the Company, nor any associate or subsidiary of the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries, nor any associates or subsidiaries of any of the foregoing, has effected any transactions involving the Shares during the 40 business days prior to the date hereof.

     Except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  December 8, 1999                    TB WOOD'S CORPORATION
                                              By: /s/ MICHAEL L. HURT
                                                  ------------------------------
                                              Name: Michael L. Hurt
                                              Title: President